Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

NOTICE TO SHAREHOLDERS

In addition to the Notices to Shareholders published in March 28, 2013, May 8, 2013 and May 27, 2013, Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders that share fractions arising from the bonus share issue approved at the Extraordinary General Meeting held on April 19, 2013 have been grouped into entire numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange at an auction held on July 11, 2013.

At this auction, a total of 3,885 shares were sold, all of them book entry, with no par value, comprising 295 common and 3,590 preferred shares, corresponding to the net values of R$ 27.272203 for each common share and R$ 27.609875 for each preferred share.

This value shall be made available on July 25, 2013 to shareholders who are entitled to receive them, as follows:

a) for those shareholders registered in the Company’s books whose registration information is current, Itaú Corretora de Valores S.A., the institution responsible for the Company’s book entry shares, will pay the amount directly to the shareholder’s account at a Financial Institution indicated in the shareholders’ personal registration details; shareholders with account details or information which is either not available or not current should contact the Itaú branch of their choice in order to update their personal information, bearing their tax enrollment card (CPF), ID, proof of residence and personal banking details; and

b) payment to other shareholders will be effected directly to BM&FBOVESPA, which will pass on the amounts to the shareholders enrolled in its registers through their respective Custody Agents.

São Paulo (SP), July 19, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer